Investor Relations

Holcim

Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 80 09



Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9


SEC MAIL
RECEIVED
PROCESSING
OCT 13 2006
WASH. D.C.
156
SECTION

Zurich, October 9, 2006

File N° 82-4093

SUPPL

Dear Sirs,

Please find enclosed:

- Media Release:
  Holcim completes offer to convert USD Convertible Bond into shares

With kind regards,

B. Fuchs

Beate Fuchs

PROCESSED
OCT 24 2006
THOMSON
FINANCIAL

Encl.: mentioned

dlw 10/18

Corporate Communications

Holcim

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland

Phone +41 58 858 87 10
Fax +41 58 858 87 19

File N° 82-4093

October 6, 2006

Media Release

Holcim completes offer to convert USD Convertible Bond into shares

Holcim has successfully completed the conversion offer to holders of the USD Zero Coupon Convertible Bond due in 2017. The majority of the bondholders accepted the offer. In total, 65 percent of the still outstanding bonds have been converted, corresponding to a nominal value of USD 237 million. Hence, 2,424,001 shares will be issued out of conditional capital. The new shares will be fully eligible for dividends for the 2006 business year.

After completion of the offer, around 21 percent of the initially issued bonds remain outstanding, corresponding to a nominal value of USD 130 million.

Further information on the transaction is available at www.holcim.com/convertible.

* * * * * * *

Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, gravel and sand) as well as further activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

* * * * * * *

This media release is also available in German.

* * * * * * *

Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

* * * * * * *

Internet: www.holcim.com